

Adventure Pub

Great Food, Great Friends, Great Fun!

OFFERING MEMORANDUM

facilitated by



Parthenon Entertainment Inc. DBA Adventure Pub

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Parthenon Entertainment Inc.
State of Organization	MA
Date of Formation	April 17th, 2018
Entity Type	S-Corporation
Street Address	2 Mountain Rd., North Easton, MA 02356
Website Address	https://theadventurepub.com/

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1	Athena Peters	
Positions with the Company Title Duration	President/General Manager 2018 - Present	
Business experience (last three years)	Project Manager & Game Producer	
Principal occupation (last three years)	Co Founder and CEO of Incantix Productions	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information	Incantix Productions	Building a bridge between Theatre and Games with live events that focus deeply on story,character interaction and problem-solving.

Key Person 2	Jillian Haffner	
Positions with the Company Title Duration	Treasurer 2018 - Present	
Business experience (last three years)	Cloud platform migration, operations, and Infrastructure management	
Principal occupation (last three years)	Director of Cloud Platform	
Has this person been employed by anyone else in the last three years?	Yes	
Other employer information (if any)	Foundation Medicine	A leader in genomic sequencing of cancer tumors, with the goal to drive cloud adoption and processes.

(C)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Athena Peters
Jillian Hafner

(D)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

WHAT IS ADVENTURE PUB:
Adventure Pub, in a few words, is a Gastro-Gaming Pub.

A gastropub is a bar and restaurant that serves high-end beer and food. We have a seasonal menu centered around fresh, flavorful ingredients made in-house by our Chefs, two of which are graduates of Johnson and Wales Culinary Arts program. Our menu focuses on elevated American Pub food to eat while sitting around a table with your favorite game.

Adventure Pub is unique because in addition to great food, we're all about gaming. Our pub has a library of tabletop games for all ages that guests can play while hanging out. Need somewhere to take the kids after school for a snack? Want a family game night, but don't have space for your own library? Need somewhere unique to go on date night?

You can even rent out a small private dining room for your monthly D&D (Or similar RPG session)! For those interested in larger group immersive game and storytelling experiences, we have special events that blur the lines between interactive theatre, escape rooms, and live action role play. Our founder and general manager has produced these events through her company, Incantrix Productions.

PROBLEM:
Gamers in their 30's and 40's want a place where they can go to play tabletop games with friends and family in a friendly environment that offers delicious, fresh food and drinks. They don't need a loud, sports-focused bar: they want somewhere slower-paced and quieter for conversation, yet still welcoming and lively.

SOLUTION:
Adventure Pub has all the delicious food and drink you would expect at a modern gastropub, but without the large TVs and loud music. Here, you can gather with friends and family around a tabletop board game while enjoying your dinner or afternoon meal, and even the kids can join in on the fun!

MARKET ANALYSIS:
Our primary target market is professionals aged 30-40 who enjoy communal gaming. They are working in Boston, but commuting in from the Northern and Western suburbs, and are looking for a place to stop on their commute home for dinner and a game, or a place to hang out on the weekends with their friends.

Our secondary market would be the children of our target market who are looking for something to do after school that is safe, welcoming, and can involve their parents as well.

We see a clear need in the market for this business and base our assumptions on the success of existing Gastro Game Pubs in the markets of Seattle and Austin, which have similar demographics to Greater Boston. Our forecasts show that based on food and beverage sales alone we would be profitable in our first year, with a profit margin rising into the 20% by year three, and growing beyond. We are also prepared to increase revenue through additional streams with special events and merchandise sales and we intend to adjust these streams as we go to perform at maximum efficiency based on the behavior and desires of our specific market.

WHY US?

MAINVEST

We are our own market. We are gamers who enjoy high quality food and drink while also enjoying a fun game with friends and family. We have proven experience across the pillars of the business, including culinary, customer support, business administration, and of course, gaming.

COMPETITION:

Knight Moves (Somerville & Brighton)- Provides a small cozy space to rent and play board games with friends and family, but food and drink options are minimal, come in cans or bags, and are not made on site.

The Castle Board Gaming Cafe (Beverly)- Serves Sandwiches and other quick bites, great board game selection. However, they are geographically further away in Northern MA.

Level Up North Shore Mall (Peabody)- This is a location that is up and coming and is being built by the owners of Castle, above. However, they are also on the North end of town and thus not serving the Western suburbs.

MARKETING PLAN:

We are offering an experience unique to this area and we will be utilizing our connections to a market that already exists in our region. We have networks of thousands of 20-40 years old gamers in the greater Boston area, which we will engage through use of our Facebook, Twitter, Instagram and Slack channels.

One of the biggest lessons I have learned from my time in running Online Games is that community is key. Building and fostering that community, as well as really listening to what they want and adjusting to those needs, is what truly builds then sustains a business for the long run. Once people have developed a community around a place or product, it is very hard to get them to leave, as that is where they now come to find their friends and sense of self. They consider it a second home.

We will be utilizing this by building that strong sense of community in our space with regular conversations on all of our various social media platforms, keeping everyone aware of daily specials, new games added to the library, events in the area, etc. We will spread the word about ourselves using Facebook ads and Google Ads which can be adjusted to our specific demographic and are relatively inexpensive compared to more traditional marketing approaches. Additionally, we will target in-person booths at local festivals and fairs for Steampunk, Sci-fi, and Gaming conventions that specifically address those who would most be interested in joining our community.

(E)   NUMBER OF EMPLOYEES

The Company currently has 12 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$60,000
Offering Deadline	November 6th, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Menu Revamp	$0	$25,000
Marketing	$7,000	$45,000
Operating Capital	$16,500	$30,580
Compensation to MainVest	$1,500	$6,420
TOTAL	$25,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the ***Invest*** button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L)   PRICE OF THE SECURITIES

MAINVEST

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	1 - 4.3%**
Payment Deadline	12 / 31 / 2025
Early Investor Payment Multiple	2.0x
Default Investor Payment Multiple	1.75x
Early Investor Capital Threshold	$25,000***
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.87%

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.0%
$45,500	1.8%
$66,000	2.7%

$93,300	3.7%
$107,000	4.3%

***To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 2x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.75x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
   • The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
   • If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
   • Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
   • By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Class A Common Stock
Number of Shares Outstanding	247,500
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class A shares have voting rights
How These Securities Differ from the Notes Offered to Investors	Class A is an equity security of the Company, whereas, the Notes are a revenue-sharing debt obligation of the Company.

MAINVEST

Name of Security	Class B Common Stock
Number of Shares Outstanding	27,500
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Class B do not have voting rights
How These Securities Differ from the Notes Offered to Investors	Class B is an equity security of the Company, whereas, the Notes are a revenue-sharing debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Athena Peters	55.7%
Jillian Halfner	44.3%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Square Capital	$41,000	n/a	11/8/2020	• 15% repayment rate (percentage receivables paid each day to lender) • Initial Loan Amount $41,000 • Total Borrowing Cost $6,458
Kabbage loan 1	$56,266	46.07% APR	6/13/2020	Prepayable at anytime with no fees
Kabbage loan 2	$3,200	44.97% APR	1/22/2020	Prepayable at anytime with no fees
Chase Ink	$15,000	n/a	n/a	Credit Card
American Express	$2,275	n/a	n/a	Credit Card

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

The Company was established in April 2018 and officially launched in December 2018. As such, there are limited financial statements and information for the investor to review.

From inception to December 31, 2018, the Company generated $32,214 of revenue, driven primarily of food sales. Total Cost of Goods sold were $12,030, resulting in Gross Profit of $20,184. In the time from inception until December 31, 2018, the Company incurred operating expenses of $174,171, resulting in Net Income of ($159,987).   The Company's expenses primarily consisted of labor costs, rent, equipment expenses, and restaurant supplies. Many of these expenses were as a result of operations prior to launching the business.

MAINVEST

As of December 31, 2018, the Company had $80,654 in total assets, consisting of cash, prepaid rent, fixed assets, and security deposit. As of this time, the Company had $14,371 in liabilities, consisting of credit card, accounts payable, sales tax payable, and gift card liability. As of this time, the Company had total book equity of $66,283, comprised of equity accounts of $220,270 and net income of ($153,987).

In regards to the debt condition of the Company, the current total debt accumulated by the company is $117,741 from multiple sources (reference indebtedness of the company table above), including credit card balances. Overall the Company has a weak liquidity position in terms of current debt capitalization. Additionally, due to seasonality challenges in the Company's geographical location and industry, the Company may continue to have cash flow and liquidity problems. Please refer to the risk section for more information of the risks of investing in the Company.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	FY2020	FY2021	FY2022	FY2023	FY2024
Total Revenue	$876,989	$1,338,153	$1,471,542	$1,618,286	$1,779,478
Total Direct Costs	$318,454	$480,643	$536,688	$570,856	$608,438
Gross Margin	$558,535	$857,510	$934,854	$1,047,430	$1,171,040
Gross Margin %	64%	64%	64%	65%	66%
Operating Expenses					
Salaries and Wages	$253,438	$266,018	$269,769	$273,634	$277,613
Employee Related Expenses	$63,360	$66,504	$67,442	$68,409	$69,403
Rent	$201,338	$192,000	$192,000	$192,000	$192,000
Marketing	$8,770	$13,381	$14,716	$16,183	$17,794
utilities	$26,400	$26,400	$26,400	$26,400	$26,400
Other Occupation costs	$13,176	$13,176	$13,176	$13,176	$13,176
Professional Fees	$1,440	$1,440	$1,440	$1,440	$1,440
CC/ Merchant Card Fees	$26,310	$40,144	$44,147	$48,548	$53,384
Other Direct Operating Expense	$3,660	$3,660	$3,660	$3,660	$3,660
G&A Expense	$6,000	$6,000	$6,000	$6,000	$6,000
Total Operating Expenses	$603,891	$628,725	$638,749	$649,450	$660,871
Operating Income	($45,356)	$228,786	$296,104	$397,980	$510,169
Interest Incurred	$19,079	$1,479			
Depreciation and Amortization	$67	$200	$200	$200	$200
Gain or Loss from Sale of Assets					
Income Taxes	$0	$32,521	$59,181	$79,556	$101,994
Total Expenses	$941,490	$1,143,568	$1,234,818	$1,300,062	$1,371,504
Net Profit	($64,501)	$194,585	$236,724	$318,224	$407,974
Net Profit / Sales	(7%)	15%	16%	20%	23%

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts <u>before</u> May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	*Prior fiscal year-end (tax returns)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

MAINVEST

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

MAINVEST